

April 22, 2024

Adam Sullivan
President and Chief Executive Officer
Core Scientific, Inc.
838 Walker Road, Suite 21-2105
Dover, DE 19904

      Re: Core Scientific, Inc.
          Registration Statement on Form S-1
          Filed on April 15, 2024
          File No. 333-278676

Dear Adam Sullivan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lulu Cheng at 202-551-3811 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Crypto Assets

cc: Robert Ryan